Radius Explorations Ltd.
News Release 2003-03
March 7, 2003


                        CORPORATE UPDATE


Radius Explorations is pleased to provide an update on recent corporate activities.

Financings Close / Warrants Exercised - Over the last couple of months, the Company has closed two private placements, and a number of warrants were exercised, providing Radius with over $2.0 million in additional working capital. The private placement securities have hold periods until April 20, and May 7, 2003, respectively. The present cash position of Radius is $2.3 million.

Appointment of Director - Management would like to welcome Mr. Nicholas Glass who has been appointed to the Board of Directors. Mr. Glass is a member of the Bar in British Columbia, England and Wales, and currently practises as a mediator and arbitrator in labour relations disputes and civil claims. He has been on the boards of two highly successful public companies, one of which was sold in 2002 for $40 million and a second presently the subject of a $60 million bid. Mr. Glass is also a director and officer of two private investment companies, with real estate and securities holdings in Canada, the U.S. and the U.K.

For further information on the Company and its projects, please call toll free at 1-888-627-9378 or visit our web site at www.radiusgold.com.


ON BEHALF OF THE BOARD

"signed"
Simon T. Ridgway, President

Symbol:  TSXV-RDU
Shares Issued:  25.0 million

     The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.